VALERO ENERGY CORPORATION
Michael S. Ciskowski
Executive Vice President and Chief Financial Officer

October 12, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Karl Hiller

Re:	Valero Energy Corporation
Form 10-K for the Fiscal Year ended December 31, 2016
Filed February 23, 2017
Response Letter dated September 22, 2017
File No. 1-13175

Dear Mr. Hiller:

Set forth below is the response of Valero Energy Corporation (the “Company”) to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that appeared in the Staff’s letter dated October 5, 2017 regarding the above-referenced Annual Report on Form 10-K filed by the Company on February 23, 2017 (the “Form 10-K”) and the response letter dated as of and filed by the Company on September 22, 2017. As used in this letter, the terms “we” or “our” also refer to the Company.

For ease of reference, the comments are reproduced below in bold and are followed by the Company’s response to such comments.

One Valero Way, San Antonio, Texas 78249-1616
Telephone (210) 345-2146 - Fax (210) 345-2497

Mr. Karl Hiller
U.S. Securities and Exchange Commission
October 12, 2017

Form 10-K for the Fiscal Year ended December 31, 2016

Financial Statements

Consolidated Statements of Income, page 71

1.
We have read your response to prior comments two and three in which you propose to relabel the line item Cost of sales as “cost of materials and other”, and clarify that amounts reported separately in your Operating expenses line item also include inventoriable costs. However, the extent to which all of these costs are inventoriable and appropriately characterized as Cost of sales under generally accepted accounting principles remains unclear. We note that although you propose to make various changes to your Statements of Income and related disclosures, the proposed changes do not include a complete Cost of sales measure and do not separately quantify the amounts of depreciation and amortization expense excluded from individual line items.

Given your rationale for presenting the various cost categories, we will not object if you wish to include a subtotal of amounts that are appropriately attributed to the Cost of sales measure that is required by Rule 5-03.2(a) of Regulation S-X. However, if you exclude depreciation and amortization expense from this measure, or other cost categories that follow this measure, the excluded amounts should be quantified on separate lines or parenthetically. Please ensure that your computation is consistent with that utilized in computing the gross profit measure that is required for your quarterly periods.

Response:
In order to present a cost of sales measure in our statements of income as required by Rule 5-03.2(a) of Regulation S-X, we will include in our future filings with the Commission a subtotal in our statements of income labeled “cost of sales.” The cost of sales subtotal will be comprised of the cost components attributed to that measure, including depreciation and amortization expense. In addition, we will reflect that amount of depreciation and amortization expense as a separate component of cost of sales and will, therefore, parenthetically note that the operating expense component excludes the depreciation and amortization expense component in accordance with the accommodation provided by SAB Topic 11.B. Furthermore, we will separately present in our statements of income the amount of depreciation and amortization expense not attributed to cost of sales and will parenthetically note that general and administrative expenses excludes that depreciation and amortization expense amount.

One Valero Way, San Antonio, Texas 78249-1616
Telephone (210) 345-2146 - Fax (210) 345-2497

Mr. Karl Hiller
U.S. Securities and Exchange Commission
October 12, 2017

Based on the foregoing, an example of our proposed statement of income using 2016 financial information is shown below (in millions):

Operating revenues	$75,659
Cost of sales:
Cost of materials and other	65,962
Operating expenses (excluding depreciation and amortization expense reflected below)	4,207
Depreciation and amortization expense	1,846
Lower of cost or market inventory valuation adjustment	(747)
Total cost of sales	71,268
General and administrative expenses (excluding depreciation and amortization expense reflected below)	715
Depreciation and amortization expense	48
Asset impairment loss	56
Operating income	$3,572

We believe that the inclusion of a cost of sales measure in our statements of income will clarify that its component parts are inventoriable costs.

As noted in our response to comment 2 below, the gross profit measure that will be included in our disclosure of quarterly financial data will be computed as the difference between operating revenues and the cost of sales subtotal.

In addition, as noted in our response dated September 22, 2017, we will include additional disclosures in our future filings to more clearly describe our cost classifications, which consist of “cost of materials and other” and “operating expenses,” presented in our statements of income.

Note 20 – Quarterly Financial Data, page 134

2.
We note that you have not disclosed all of the information required by Item 302 of Regulation S-K. Please expand your disclosure to include “gross profit (net sales less costs and expenses associated directly with or allocated to products sold or services rendered),” for each quarterly period within the two most recent fiscal years.

Response:
In response to the Staff’s comment, we will expand in future filings with the Commission our tabular disclosure of quarterly financial data required by Item 302 of Regulation S-K to include gross profit, and we will include a footnote to that disclosure to describe that gross profit is computed as the difference between operating revenues and cost of sales. In addition, we will ensure that the sum

One Valero Way, San Antonio, Texas 78249-1616
Telephone (210) 345-2146 - Fax (210) 345-2497

Mr. Karl Hiller
U.S. Securities and Exchange Commission
October 12, 2017

of the quarterly gross profit amounts equals the gross profit for the applicable annual period as computed from the face of our statements of income. We will also note the reason(s) for any material changes in quarterly gross profit.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (210) 345-2146.

Very truly yours,

/s/ Michael S. Ciskowski
Michael S. Ciskowski
Executive Vice President and Chief Financial Officer

cc:	Jay D. Browning
Lawrence M. Schmeltekopf

One Valero Way, San Antonio, Texas 78249-1616
Telephone (210) 345-2146 - Fax (210) 345-2497